FIRST INTERSTATE BANCSYSTEM, INC.
401 North 31st Street
Billings, Montana 59116-0918
(406) 255-5390
March 22, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc.
Form S-1, filed January 15, 2010
Amendment No. 1, filed March 2, 2010
Amendment No. 2, filed March 10, 2010
File No. 333-164380

Form 8-A, filed March 9, 2010
File No. 001-34653
Ladies and Gentlemen:
     In accordance with Rule 461 of the Securities Act of 1933, as amended, First Interstate BancSystem, Inc. (the “Registrant”) hereby requests that, subject to the following sentence, the effective date of the above-referenced Registration Statement on Form S-1, as amended (the “S-1 Registration Statement”), be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Tuesday, March 23, 2010, or as soon thereafter as practicable. Notwithstanding the foregoing, the Registrant requests that the S-1 Registration Statement not be declared effective at such time unless the Registrant has, through counsel, previously confirmed to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on or prior to such date that it does not intend to rescind this request.
     In addition, in accordance with Rule 12d1-2(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant hereby requests that the above-referenced Registration Statement on Form 8-A relating to the registration of the Registrant’s Class A common stock under Section 12(b) of the Exchange Act be declared effective contemporaneously with the declaration of effectiveness of the S-1 Registration Statement so that the Registrant’s Class A common stock may be quoted and traded on The NASDAQ Stock Market LLC simultaneously therewith.
     In connection with this request, the Registrant acknowledges that:
(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your kind assistance.

Very truly yours, FIRST INTERSTATE BANCSYSTEM, INC.
By:	/s/ Terrill R. Moore
Terrill R. Moore
Executive Vice President and Chief Financial Officer